UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

                                                                                                                                           SEC FILE
                                                                                                                                            NUMBER 0-1282-3

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
|_| Form N-SAR
For Period Ended:  June 30, 2001
[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I —REGISTRANT INFORMATION

Swiss Army Brands, Inc
Full Name of Registrant
N/A
Former Name if Applicable
One Research Drive
Address of Principal Executive Office (Street and Number)
Shelton, CT 06484
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |X|           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X|       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_|       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 cannot be filed by the Registrant because the Registrant is in discussions with its primary lender with respect to certain matters affecting material to be included therein.

PART IV –OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Thomas M. Lupinski	203	929-6391
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes  |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes  |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant had revenues of $27.6 million and a net loss of $74,000, or $0.01 per share, in the quarter ended June 30, 2001 compared with revenues of $29.3 million and net income of $155,000, or $0.02 per share, in the quarter ended June 30, 2000. Registrant had revenues of $48.9 million and a net loss of $2,333,000, or $0.28 per share, for the six months ended June 30, 2001 compared to revenues of $54.9 million and net income of $431,000, or $0.05 per share, for the six months ended June 30, 2000. The increase in the net loss for the three and six months ended June 30, 2001 compared to the prior year was due to a decrease in sales due in part to a sales decrease in the Registrant’s corporate markets business and a decrease in sales related to a special promotional program with one customer, offset in part by an increase in royalty revenues related to Victorinox Travel Gear. In addition, in the first quarter of 2001, the Registrant recorded special charges of $1,125,000 ($624,000 after tax) related to recent senior management realignments and asset write-downs. In the first six months of 2000 the Company recorded pre-tax investment gains of $1.6 million primarily from a stock transaction.

Swiss Army Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2001                                          By   /s/ Thomas M. Lupinski
                                                                                    Thomas M. Lupinski
                                                                                    Senior Vice President and
                                                                                    Chief Financial Officer